Exhibit 3.2

CANTERBURY PARK HOLDING CORPORATION

BYLAW AMENDMENTS

(EFFECTIVE APRIL 17, 2020)

1. New Article 2, Section 2.04 of the Bylaws is hereby added to read as follows.

Section 2.04.  Remote or Virtual Shareholder Meetings.

The Board of Directors may determine that shareholders not physically present in person or by proxy at a regular or special shareholder meeting called pursuant to Section 2.02 or 2.03 of these Bylaws may, by means of remote communication, participate in a regular or special shareholder meeting held at a designated place. The Board of Directors also may determine that any regular or special meeting of the shareholders will not be held at a physical place, but instead solely by means of remote communication, so long as the corporation implements reasonable measures to provide that each shareholder participating by remote means communication has a reasonable opportunity to participate in the meeting in accordance with the provisions of Section 302A.436, subdivision 5, of the Minnesota Business Corporation Act (the “MBCA”) as amended from time to time, or any successor statute.  Participation by remote communication constitutes presence at the meeting.

2. Exiting Article 2, Section 2.07 of the Bylaws is renumbered Section 2.08 and amended to read as follows:

Section 2.08.  Notice of Meetings.

(a) Notice of Meetings.  Subject to Section 2.08(b), Notice of all meetings of shareholders shall be given to every holder of voting shares, except where the meeting is an adjourned meeting and the date, time and place of the meeting was announced at the time of adjournment. Except as provided in Section 2.03 hereof, the notice shall be given at least ten (10) days, but not more than sixty (60) days, before the date of the meeting, except that written notice of a meeting at which an agreement of merger or exchange is to be considered shall be given to all shareholders, whether entitled to vote or not, at least fourteen (14) days prior thereto.

(b) Electronic Notice.    Notwithstanding the written notice requirement in Subsection 2.08(a) above, notice of any regular or special meeting may be given to a shareholder by means of electronic communication if the requirements of MBCA Section 302A.436, subdivision 5, as amended from time to time, are met. Notice to a shareholder is also effectively given if the notice is given to the shareholder in a manner permitted by the rules and regulations under the Securities Exchange Act of 1934, as amended, so long as the corporation has first received any written or implied consent required by those rules and regulations.

3. The remaining sections of Article 2 of the Bylaws will be renumbered to give effect to these amendments.